Exhibit 99.1
Duoyuan Global Water Inc. Appoints
Charles V. Firlotte to Board of Directors
Beijing, China, November 30, 2009 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced that Mr. Charles V. Firlotte was appointed to the Company’s Board of Directors and as a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Mr. Firlotte is currently the President and Chief Executive Officer of Aquarion Company.
Mr. Firlotte brings over 20 years of extensive management and water industry knowledge to Duoyuan’s Board of Directors. Since joining Aquarion Water Company’s predecessor, Bridgeport Hydraulic Company (“BHC”), in 1987 as Director of Human Resources and Administrative Services, he has served in a variety of positions including Director of Yorkshire Water, where he was responsible for providing water and wastewater services to more than 4.7 million people and 140,000 businesses in the north of England.
With a background in human resources management, Mr. Firlotte developed a reputation as an agent of change and turnaround specialist, with a focus on enhancement to operating efficiencies and service delivery. In 1998, under his leadership as Chief Operating Officer of the then BHC, his employer was awarded the Connecticut Quality Improvement Award, the state equivalent of the coveted Baldrige Award.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “On behalf of the Board of Directors and management, I am delighted to welcome Mr. Firlotte to Duoyuan Global Water. We look forward to benefiting from his experience with improving operational efficiencies and service delivery in the water industry to further drive the future success of Duoyuan.”
Mr. Firlotte holds an undergraduate degree from St. Thomas University, a Master’s degree in Social Sciences from the University of Ottawa, and is a graduate of Harvard Business School’s Advanced Management Program. He is also Chairman of the Board for the Bridgeport Regional Business Council, an organization of 1,000 business members serving Connecticut in the north eastern U.S.A. In October of this year, he was elected President of the National Association of Water Companies, based in Washington, D.C.
Mr. Firlotte will replace Thomas S. Rooney, Jr. who has tendered his resignation and will resign from the Company’s Board of Directors effective January 1, 2010.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address the key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: circulating water treatment, water purification and wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Contact Information
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